NEWS RELEASE
(NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES)
TSX Venture Exchange Symbol: SNV	October 24th , 2006

SONIC AWARDED CONTRACT IN SAULT STE. MARIE, ONTARIO;
FINANCING TERMS AMENDED

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) has been awarded a contract by an international consulting and remediation company. This contract is to provide remediation services at a site in Sault Ste. Marie, Ontario. The site is owned by a major power utility company.

Soil will be excavated until the volume of contaminated soil is determined. The excavated soil, expected to be several hundreds of tonnes, will be remediated on-site by Sonic under their Certificate of Approval from the Ontario Ministry of the Environment and reused at this location.

This project expands Sonic’s presence in Ontario and supports Sonic’s continued growth. Mr. Larry Rodricks, Sonic’s VP Remediation Services, stated “We have established an experienced team capable of delivering successful projects at sites in North America. The Sonic solution is configured to provide the optimal treatment program for each client and we look forward to completing this project.”

Financing Terms Amended

Sonic today announced that some terms of the financing previously reported on September 25th, 2006, have been amended.

The number of Special Warrants has been changed to 10,000,000 at a price of $0.50 and the over-subscription option is now for an additional 4,000,000 Special Warrants. Each Special Warrant will now be exercisable to acquire, for no additional consideration, one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share at a price of $0.70 per common share for 24 months from the closing date. The warrants are now subject to an acceleration clause whereby if the closing trading price of the Corporation’s common shares is $1.40 or more for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the company. The closing date has been extended and is now expected to close within two weeks and all other terms remain unchanged.

The securities being offered have not, nor will they be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

This notice is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale, would be unlawful prior to the registration or qualification under the securities laws of any such state.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Robin Cook, Account Manager	Tel: (416) 868-1079 ext. 228
CHF Investor Relations	Fax: (416) 868-6198
Email: robin@chfir.com

www.SonicEnvironmental.com